SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 10

                                        to

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                       (Name of Person(s) Filing Statement)

                      Common Stock, par value $.01 Per Share
                Series B Preferred Stock, par value $.10 Per Share Series C Preferred Stock, par value $.10 Per Share
                          (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
               Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                         West Chester, Pennsylvania 19380
                                  (610) 430-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                   on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                              Pamela S. Seymon, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                             New York, New York 10019
                                  (212) 403-1000


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                   This Statement amends and supplements the
         Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9"), with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Penn-sylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communica-tions, Inc., a Delaware corporation (collectively, the "Bid-ders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-9 as Ex-hibits 1 and 2, respectively, as amended and supplemented by filings with the Commission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.


         Item 8.   Additional Information to be Furnished.

                   The information set forth under Item 8 of the Sche-dule 14D-9 is hereby amended by adding the following informa-tion and the information set forth below amending Item 8(d) ("Antitrust").

                   According to information contained in Amendment No. 11 to the Schedule 14D-1, filed with the Commission by the Parent Purchasers on November 21, 1994, and the press release filed as an exhibit thereto, the Purchaser has extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on December 16, 1994.

                   The information set forth under Item 8(d) of the
         Schedule 14D-9 ("Antitrust") is hereby amended by adding the following information.

                   According to information contained in Amendment No. 11 to the Schedule 14D-1 and the press release referred to above, on November 15, 1994, Ralph J. Roberts, as the ultimate parent entity of Comcast, and on November 16, TCI (Mr. Roberts and TCI being defined as the "Filing Parties") filed certain information with the FTC in response to the requests for ad-ditional information issued by the FTC pursuant to the HSR Act and previously described in amendments to the Schedule 14D-9 (the "Second Requests"). In addition, on November 15, 1994, the Company filed certain information with the FTC in response to the Second Requests. The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will

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         expire at 11:59 P.M., New York City time, on the tenth day after substantial compliance by Ralph J. Roberts with the ap-plicable Second Request and the waiting period under the HSR Act applicable to the acquisition by the Parent Purchasers of the shares of the Purchaser and the contribution of Shares and cash to the Purchaser pursuant to the Comcast-Liberty Agreement will expire at 11:59 P.M., New York City time, on the twentieth day after substantial compliance by Ralph J. Roberts and TCI with the applicable Second Request, in each case unless ex-tended by court order or mutual agreement of the applicable Filing Parties or earlier terminated. According to information contained in Amendment No. 11 to the Schedule 14D-1, the FTC has not advised the Filing Parties as to whether their filings constitute substantial compliance with the Second Requests.

                   According to information contained in Amendment No. 11 to the Schedule 14D-1, the waiting periods under the HSR Act relating to the Offer did not expire by 5:00 P.M., New York City time, on November 18, 1994, the time at which the Offer was previously scheduled to expire. As previously disclosed, the Offer may not be consummated until the waiting periods under the HSR Act applicable to both (i) the purchase of Shares pursuant to the Offer and (ii) the acquisition by the Parent Purchasers of the shares of the Purchaser and the contribution of Shares and cash to the Purchaser pursuant to the Comcast-Liberty Agreement have expired. In addition, the Offer is conditioned upon the Purchaser having obtained sufficient financing on terms satisfactory to it to purchase all of the outstanding Shares pursuant to the Offer, and, according to information set forth in Amendment No. 11 to the Schedule 14D-1, the Parent Purchasers are continuing to pursue definitive agreements providing for such financing.

                   The foregoing summary description is qualified in its entirety by reference to Amendment No. 11 to the Schedule 14D-1, filed by the Parent Purchasers with the Commission on November 21, 1994, and the press release filed as an exhibit thereto.















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         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.

              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC, Inc.
                                  dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).


         *    Included with Schedule 14D-9 mailed to Stockholders.
         **   Previously filed.


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              Exhibit 12**   --   Press release issued by QVC, Inc. and
                                  Comcast Corporation on August 25,
                                  1994.

              Exhibit 13**   --   Letter Agreement, dated as of October
                                  13, 1994, by and among TCI Cable In-
                                  vestments, Inc., Liberty Media Cor-
                                  poration, Tele-Communications, Inc.
                                  and Comcast Corporation.




























         **   Previously filed.














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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: November 21, 1994      By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary








































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                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................


         *     Included with Schedule 14D-9 mailed to Stockholders.
         **    Previously filed.

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         Exhibit 12** -- Press release issued by QVC, Inc. and Comcast
                         Corporation on August 25, 1994..........


         Exhibit 13** -- Letter Agreement, dated as of October 13, 1994, by and among TCI Cable Investments, Inc., Liberty Media Corporation, Tele-Communications, Inc. and
                         Comcast Corporation.....................










































         **    Previously filed.


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